SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Choice of Equity Investment Fund Manager

for Corporate Venture Capital (CVC)

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders and the market in general, that folowing the Notice to the Market 24/22, the Board of Directors of the Company, in a meeting held on this date, approved the choice of the company Vox Capital Gestão de Recursos S.A. as manager of Equity Investment Fund Manager, or Fundo de Investimentos em Participações (“FIP”) for Copel's Corporate Venture Capital (“CVC”) program, or “Copel Ventures”.

Copel's Corporate Venture Capital (CVC) model is part of the company's strategy for the 2030 horizon, and seeks to encourage, with a commitment to contribute R$ 150 million to be invested over the next few years, innovative proposals within the energy and that are adequate to the portfolio of the innovation and investment thesis, in the themes: Clean Renewable Energies, Innovative Internal Processes; Energy as a Service; Asset and Facilities Management; and Smart Cities.

The selection process began on November 21, 2022, with the publication of the public call notice COPEL HOL-DDN 06/2022 for the selection of the management company for the FIP. Eight bidders applied to the public call, whose proposals were evaluated according to criteria of experience, scope and history of action, experience in the electricity sector or with energytechs, methodologies and services offered and cost structure.

Curitiba, April 26, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 26, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.